Exhibit 99.1

TeliaSonera Launches Turbo 3G in Norway

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 19, 2007--TeliaSonera's (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) subsidiary NetCom is the first in Norway to launch a next generation mobile network. The biggest cities in Norway will have access to the new network already in 2007. It will offer the customers up to ten times faster Internet access compared to the conventional 3G network.

"Turbo 3G will give a completely new meaning to mobile broadband. Where previously ADSL was needed to achieve satisfactory upload and download speed, all that is needed now is a computer and plug-in card," says August Baumann, President, NetCom.

The network will be built out where most needed, and so it is Oslo, Trondheim, Bergen and Stavanger that will get Turbo 3G in 2007. The build-out is planned to continue in 2008 and 2009.

In parallel with the launch of the new mobile network, NetCom releases several new services and price plans.

"We customize the mobile broadband offering to the needs of the different customer groups and offer several new subscription solutions. The products will be adapted both to big users in the business market and to customers who wish to have access to the Internet wherever they are," says Hans Heggenhaugen, Product Manager, Mobile Broadband, NetCom.

TeliaSonera already offers Turbo 3G in Sweden, Estonia, Latvia and Lithuania and plans a launch in Finland in the near future.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and the company had a total of 96 million customers in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera
Press Office, +46-(0)20-77 58 30